Exhibit 99.1

Disclosure regarding tender offer from Form 10-Q of Bravo Brio Restaurant Group, Inc.

PART I
FINANCIAL INFORMATION

Item 1.    Financial Statements

7.     SUBSEQUENT EVENTS
On November 5, 2014, the Company entered into the 2014 Credit Agreement with a syndicate of financial institutions. The 2014 Credit Agreement provides for a revolving credit facility under which the Company may borrow up to $100.0 million (including a sublimit cap of up to $10.0 million for letters of credit and up to $10.0 million for swing-line loans), maturing in November 2019. The Company used borrowings under the 2014 Credit Agreement to repay in full the balances due under the 2010 Credit Agreement and subsequently terminated the 2010 Credit Agreement.
Under the 2014 Credit Agreement, the Company may increase the revolving credit facility by up to $25.0 million if no event of default exists and certain other requirements are satisfied. Borrowings under the senior credit facilities bear interest at the Company’s option of either (i) the Base Rate (as such term is defined in the 2014 Credit Agreement) plus the applicable margin of 0.50% to 1.50% or (ii) at a fixed rate for a period of one, two, three or six months equal to the London interbank offered rate, LIBOR, plus the applicable margin of 1.50% to 2.50%. In addition, the Company is required to pay an unused facility fee to the lenders equal to 0.20% to 0.35% per annum on the aggregate amount of the unused revolving credit facility, excluding swing-line loans, commencing on November 5, 2014, payable quarterly in arrears. Borrowings under the Company’s revolving credit facility are collateralized by a first priority interest in substantially all assets of the Company and its subsidiaries.
On November 6, 2014, the Company announced that it expects to seek to purchase up to $50.0 million in value of its common shares through a modified "Dutch auction" tender offer that it expects to commence on or about November 12, 2014. Under the terms of this anticipated tender offer, shareholders of the Company will have the option to tender some or all of their shares at a price per share of not less than $12.50 and not greater than $14.50.
Important Information Regarding the Anticipated Tender Offer
This report is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of the Company. The anticipated tender offer described in this report has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this report or at all. If the Company commences the offer, the offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s commencement tender offer statement on Schedule TO anticipated to be filed with the SEC in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the Company commences the offer, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov), under the "SEC Filings" tab at http://investors.bbrg.com or from the Company’s information agent in connection with the tender offer.

PART II – Other Information

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
The following table sets forth information with respect to purchases of common shares made during the quarter ended September 28, 2014 by or on behalf of the Company or any “affiliated purchaser” as defined by Rule 10b5-1 of the Exchange Act.

Bravo Brio Restaurant Group Accounting Periods	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plans	Increase in Dollars for Share Repurchase Authorization	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
6/30/2014-7/27/2014	—	$—	—	$—	$11,453,618
7/28/2014-8/24/2014	187,272	$14.43	187,272	$—	$8,751,989
8/25/2014-9/28/2014	268,916	$14.32	268,916	$—	$4,900,201
Total for the Quarter	456,188	$14.37	456,188

(1)
Includes 456,188 Company shares repurchased during the periods noted above, at an average price of $14.37 per share, including commissions, as part of the Company’s 10b-18 plan that was approved by the Board of Directors on October 23, 2013. Pursuant to the plan, the Board of Directors has authorized the Company to make up to $20 million in share repurchases prior to the plan’s expiration on December 28, 2014.

On November 6, 2014, the Company announced that it expects to seek to purchase up to $50.0 million in value of its common shares through a modified "Dutch auction" tender offer that it expects to commence on or about November 12, 2014. See Note 7 to our unaudited consolidated financial statements in Part I, Item 1 of this report.